FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) HAS FILED A FORM S-4 REGISTRATION STATEMENT, AS AMENDED, WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) REGARDING ITS PROPOSED MERGER WITH GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”), WHICH REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE SEC ON JUNE 22, 2004. ENTERPRISE AND GULFTERRA HAVE ALSO FILED OTHER RELEVANT DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE FORM S-4 REGISTRATION STATEMENT, AS AMENDED, AND OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER.

ON OR ABOUT JUNE 24, 2004, EACH OF ENTERPRISE AND GULFTERRA MAILED A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS TO ITS SECURITY HOLDERS SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE FORM S-4 REGISTRATION STATEMENT, AS AMENDED, AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003 AND JUNE 2, 2004, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE FORM S-4 REGISTRATION STATEMENT, AS AMENDED, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS.

        Enterprise is filing relevant excerpts from a CCBN StreetEvents transcript of its July 26, 2004 earnings release conference call which relate to the proposed merger between Enterprise and GulfTerra.

FINAL TRANSCRIPT

Conference Call Transcript

EPD — Q2 2004 Enterprise Products Partners L.P. Earnings Conference Call

Event Date/Time: Jul. 26. 2004 / 9:00AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Randy Burkhalter
Enterprise Products Partners – Director, I.R.

Randy Fowler
Enterprise Products Partners – Vice President and Treasurer

Dub Andras
Enterprise Products Partners – Pres., CEO

Mike Creel
Enterprise Products Partners – CFO

Jim Teague
Enterprise Products Partners – EVP

Dan Duncan
Enterprise Products Partners – Chairman

CONFERENCE CALL PARTICIPANTS

Yves Siegel
Wachovia – Analyst

David Fleischer
Kayne Anderson – Analyst

David LaBonte
Smith Barney – Analyst

Scott Soler
Morgan Stanley – Analyst

Sam Brothwell
Merrill Lynch – Analyst

Ron Londe
A.G. Edwards – Analyst

Eric Olson
Barrow Hanley – Analyst

Mark Easterbrook
Dain Rauscher – Analyst

Vivek Pal
Goldman Sachs – Analyst

PRESENTATION

Dub Andras – Enterprise Products Partners – Pres., CEO

Our natural hedge with GulfTerra should also mitigate our risk to increased fuel cost. We consume approximately 35 million cubic feet a day net of fuel cost escalators. GulfTerra is effectively long 40 million cubic feet per day, depending on the level of natural gas prices in the San Juan through its gas-gathering contracts. This natural hedge is one of the more important value drivers of the merger.

We are looking forward to completing the merger with GulfTerra. Our unitholder meetings are scheduled for July 29th and we believe that the merger will be completed in the third quarter. We have had over 100 noncommercial Enterprise and GulfTerra employees working together since February to ensure that we integrate the operations of the two partnerships in a timely and efficient manner. We remain very comfortable with our target of at least $30 million in debt merger synergies.

In summary, during the quarter, we received $104 million from the monetization of the interest rate hedging program for the debt we expect to issue in connection with the GulfTerra merger. In addition, we believe there is an additional $13 million of interest savings from the refinancing of GulfTerra’s long-term debt. We took additional steps with the execution of the fixed price power contract and the conversion of NGL-fired pump stations that should save the partnership approximately $9 million per year in fuel costs based on current prices. We increased the tariff on Mid-America pipeline by $5 million for the annual PPI adjustment. We’re very comfortable that we should be able to realize at least $30 million of G&A merger synergies. We believe the incremental growth operating margin that GulfTerra should provide with each dollar increase in natural gas prices above $4.23 will be approximately $37 million on an annual basis. In total, this is approximately $200 million of onetime and ongoing value additions to Enterprise partnerships upon the completion and successful integration of the GulfTerra partnership.

QUESTION AND ANSWER

Yves Siegel – Wachovia – Analyst

Just going forward with GulfTerra, what is the game plan, if there is one, to try to coordinate your commodity net risk, if that is the right way to phrase that question?

Dub Andras – Enterprise Products Partners – Pres., CEO

The commodity risk that we’ve talked about several times with the merger of GulfTerra is that they have a hedge on their gas value that they receive from San Juan of $4.23. That goes away at the end of this year. So for every dollar increase in the price of gas, they offset our short position of approximately 35 million cubic feet a day. That volume in San Juan is about 70 million cubic feet a day of gas. But some of the volume has price caps on it, so about 40 million of it does not have price caps. That’s sort of a natural hedge that we’ve talked about having with the GulfTerra merger that will take place without any coordination or planning activity, as you put it. Due to FTC reasons we can’t talk about the business activities with GulfTerra. But we think we’re going to realize quite a bit of synergies from the GulfTerra merger in the business area once we can get in to investigate that.

Dan Duncan – Enterprise Products Partners – Chairman

David, even with the cash portion at the plant that we buy and under the GulfTerra deal, if you go back to the Gulf Coast – Texas, Louisiana Mississippi – including the San Juan Basin, the Texas, Louisiana, Mississippi – from the time that we have liquid produced in our fractionator when we take title to it, that liquid is available to sell in 5 to 7 days. We only hold back of the maximum what is fractionated of all the businesses only 5 to 7 days of liquid production from the time they take title to it until it is available to sell in the market. Under the San Juan Basin plants, that product is held back about 15 days from the time that you have liquid out there until you have available liquids on Gulf Coast to sell. So you only have that short time frame that we have so-called buildup of inventory that we cannot sell in the cash market that day. Did that answer all of your questions?

Sam Brothwell – Merrill Lynch – Analyst

Hi, good morning. I think most of mine have been hit, but perhaps – you indicated the GulfTerra deal you expect to close during the third quarter. Maybe you could just give us a little bit more on the mechanics of that process. I know that GulfTerra advanced their reporting date this morning to the second. And just in terms of when they would close out and when you would finally put the transaction together, just some of the parameters there? And then secondly, could you comment at all, given you’ve had a weak quarter here, just kind of on your view of your coverage of the distribution for this year relative to where you thought you might have been earlier in the year?

Dub Andras – Enterprise Products Partners – Pres., CEO

I guess one of the areas that we’re sensitive talking about is of course the FTC area. We feel like we’re going to complete those discussions and get wrapped up here by some time in mid to late August and we thank we can close either August 31st or sometime during September. We’re exploring right now if we closed the first half of September, do we go retroactive back to the first, or just go ahead and close on September 30th But either way, we’re going to be in the third quarter, whether that is September – August 31st or September 30th type closing. So that is our direction right now and we feel pretty confident we can make it within that month of September.

With respect to the distribution coverage, the distribution coverage ratio for the second quarter and for the first six months this year is quite robust, actually, in large part due to the cash gain that we realized on monetizing the interest rate hedges. And as you have heard on this call, we think there’s some things that occurred in the second quarter obviously that are not going to be repeated in the balance of the year. We think that, given the merger with GulfTerra that is pending, we have been very conservative in trying to assess the accretion to our unitholders. And obviously, we are kind of in a period where we cannot talk about it a whole lot. But I think once the merger is consummated and we get into a position where we can actually speak more freely, you’ll understand how conservative we have been. I think a combination of those things is going to result clearly in a distribution coverage ratio for the entire year that we’ll be quite comfortable with. And going forward, I think again, with the realization of the synergies from the merger, we think we will be back on track.

Eric Olson – Barrow Hanley – Analyst

Good morning. I joined the call a little late, so I apologize if this has been covered already. But with regard to your credit rating downgrade, how do you see getting that back and how do you plan to delever, and not just through additional equity issuance? Have you thought about selling any assets that are only marginally profitable for you, but might bring in a fair amount of cash?

Mike Creel – Enterprise Products Partners – CFO

We’re not contemplating any assets sales, other than some asset sales that may be required by the FTC to complete our GulfTerra merger. I think in terms of deleveraging, we have done quite a bit. Our debt to cap right now is 44.4 percent. Our debt to EBITDA, which is one that the agencies tend to focus on quite a bit, is 4.1 times. And if you subtract out the $63 million of cash that we had on the balance sheet, our net debt to EBITDA is under four times. Clearly, the thing that we can do to improve our cash coverage ratios is to get past these one-time events that we have had in the second quarter and improve our operating results.